Form 10KSB, Exhibit 13
period 1996-12-31
SEMICONDUCTOR PACKAGING MATERIALS CO INC
filed 1997-03-31
CIK 880858

Directors                                          Executive Corporate Officers
 RICHARD D. FAIN *                                   GILBERT D. RAKER
  Chairman and Chief Executive Officer,               Chairman, President and
  Royal Caribbean Cruises, Ltd.                       Chief Executive Officer

 JOHN U. MOORHEAD, II *                              FRANK J. POLESE
  President, The Moorhead Group, Inc.                 Vice Chairman

 MARK PINTO +                                        ANDREW A. LOZYNIAK
  Vice President/Institutional Sales                  Executive Vice President,
  Corporate Bond Department,                          Chief Financial Officer,
  Sutro & Co.                                         Secretary and Treasurer

FRANK J. POLESE                                      KENNETH J. HUTH
 Vice Chairman                                        Executive Vice President

GILBERT D. RAKER
 Chairman, President and
 Chief Executive Officer

STEVEN B. SANDS +
 Chairman, Sands Brothers & Co., Ltd.

+ Member of Audit Committee
* Member of Compensation Committee

   Contents:


Selected Financial Data  ............................     1
Chairman's Message   ................................     2
Business Overview  ..................................     4
Consolidated Balance Sheet   ........................     6
Consolidated Statement of Income   ..................     7
Consolidated Statement of Shareholders' Equity ......     8
Consolidated Statement of Cash Flows   ..............     9
Notes to Consolidated Financial Statements   ........    10
Report of Independent Auditors   ....................    18
Management's Discussion and Analysis   ..............    19
Range of Stock Prices  ..............................    24
Directors and Officers   ............................    Inside Front Cover
Corporate Information  ..............................    Inside Back Cover

                         SELECTED FINANCIAL DATA

                                                         Year Ended December 31,
                                    ------------------------------------------------------------------
(Dollar amounts in thousands:
per share amounts in dollars)           1992          1993          1994          1995         1996
                                      ------       --------      --------      --------     --------
Operating Data:
 Revenue ........................    $ 6,980       $ 10,068      $ 16,485      $ 28,064     $ 46,027
                                      ------       --------      --------      --------     --------
 Net income (loss) ..............    $  (399)      $    497      $    736      $  2,526     $  3,805
                                      ------       --------      --------      --------     --------
Amounts Per Common Share:
 Net income (loss) ..............    $  (.17)      $    .18      $    .21      $    .50     $    .62
                                      ------       --------      --------      --------     --------
 Dividends declared  ............    $     0       $      0      $      0      $      0     $      0
                                      ------       --------      --------      --------     --------
 Weighted average number
 of common and common
 equivalent shares ..............      2,406          2,691         3,581         5,057        6,176
                                      ------       --------      --------      --------     --------
Balance Sheet Data:
 Working capital ................    $ 1,624       $  1,370      $    789      $  9,175     $ 10,947
                                      ------       --------      --------      --------     --------
 Total assets  ..................    $ 4,991       $ 10,185      $ 24,929      $ 36,071     $ 56,489
                                      ------       --------      --------      --------     --------
 Long-term obligations
 excluding current portion ......    $   359       $  2,566      $ 10,475      $  2,863     $ 12,432
                                      ------       --------      --------      --------     --------
 Shareholders' equity  ..........    $ 3,653       $  5,106      $  7,706      $ 29,261     $ 33,940
                                      ------       --------      --------      --------     --------



  [GRAPHIC OMITTED]

                       CHAIRMAN'S MESSAGE TO SHAREHOLDERS

     1996 marked Semiconductor Packaging Materials' fifth full year as a public company. By any measure, it was the most successful. Much has changed in the last few years:

                                   1991           1996
                             ----------     -----------
 Revenue                     $ 6,800,000     $46,000,000
 Net Income                     (700,000)      3,800,000
 Earnings per Share                 (.47)            .62
 Total Assets                  4,500,000      56,500,000
 Shareholders' Equity          3,300,000      33,900,000
 Market Capitalization        13,900,000      65,900,000

In 1991, the Corporation was a respected supplier to the domestic microelectronic industry, with one facility, 46 employees and two limited product lines. Today, the Corporation is a high quality provider of specialty materials and services to the worldwide microelectronic and semiconductor industries, with five domestic and two foreign facilities, 595 employees, a broad array of products and services and the capability to serve premier customers as a sole source supplier.


     Much of this success is the result of focusing on a sound operational and fiscal basis upon which a small domestically oriented company could prosper in sizable, worldwide, growth industries and enhance shareholder value. The result of these efforts for 1996 is reflected in record revenue and income; enhanced manufacturing and servicing capabilities; and expanded management proficiency.

1996 RESULTS

     From a financial perspective, 1996 was a record year. Revenue for the year was up 64%, from $28.1 million to $46.0 million. Of this $17.9 million increase in revenue, $9.1 million was achieved through internal growth, roughly a 25% internal growth rate. Improvement was realized throughout the income statement:
Gross Profit increased 47%, Operating Income increased 68%, Earnings Before Income Taxes increased 90% and Net Income increased 51% during 1996. Earnings per Share increased 24% from $.50 per share in 1995 to $.62 per share in 1996, even though 1995's figure benefited from utilizing the remainder of the Corporation's tax loss carry forward. On a comparative fully taxed basis, Earnings Per Share would have increased 59%, from $.39 per share in 1995 to $.62 per share in 1996.


     The Corporation's commitment to prudent fiscal management is reflected in a strong balance sheet at December 31, 1996 with working capital of $10.9 million and Shareholders' Equity of $33.9 million.

THE STRATEGY

     The Corporation's success has been the result of following a clear and consistent program to:

Focus on core market competency:

     At the core of our strategy is our customers and understanding their unique, rapidly changing requirements. Producing/performing the highest quality product/service and doing so in the time frame which the customers require is our fundamental focus. Semiconductor Packaging Materials has invested heavily in property, plant and equipment and added an experienced personnel infrastructure to improve quality, develop available capacity and facilitate opportunities. As a consequence, more aggressive marketing of this competency enabled American Silicon Products', Polese Company's, and Retconn's revenue to grow 58%, 26% and 26%, respectively, from their 1995 levels.

Develop new products/processes to expand our base:

     By leveraging off of the Corporation's technological know-how in metallurgy in its materials business, design in its connector business and cleaning techniques in its silicon wafer reclaiming business, the Corporation continuously seeks to develop new products/processes for its customers. In the past year these efforts led to the development of a new gold wire for flip chips, a copper tungsten metal matrix composite for a sole weight for Taylor Made Golf's new Titanium Bubble 2TM irons and a packaging process for die ("semiconductor chips") in the materials business; a new 31 series of coaxial connectors in the connector business; and process improvements which enable our reclaiming facilities to consistently produce wafers with particles of less than
 .16 microns and extremely low levels of trace metals in the silicon wafer reclaiming business.

Complete synergistic acquisitions and alliances:

     The Corporation's strategic growth plan is aimed at identifying synergistic acquisition opportunities with strong top and bottom line growth potential and high gross margins which are reasonably priced. In that respect, the Corporation has completed four major acquisitions since 1992, the latest of which was the acquisition of the assets of Silicon Materials Service and the stock of Silicon Materials Service B.V. from Air Products and Chemicals in January 1997. This purchase enabled American Silicon Products, which was acquired in December 1994, to integrate a domestic competitor and establish a local processing capability in Europe. The finalization of a strategic alliance through a 50.1% owned joint venture in Singapore completes the objective of developing a worldwide silicon wafer reclaim servicing capability.

FISCAL 1997

     The initiatives begun in 1995 and 1996 are well under way and the Corporation's management believes that it is addressing the challenges of growing a company quickly and soundly. With the completion of the SMS acquisition and the initiation of the ISP joint venture, the impact of the silicon wafer reclaim business and the semiconductor industry cycle will become more pronounced on the results of the corporation. Management will seek to reduce this cyclicity by directing our reclaim services to new product opportunities and pursuing expansion of our other business units. Semiconductor Packaging Materials has been quite successful in acquiring businesses at reasonable prices, nurturing them with capital and management, and growing them subsequent to their acquisition. Management will continue to pursue this formula in building the Corporation.


     Management would like to thank all of the Corporation's employees whose effort and dedication have led to our continuing progress. We would also like to thank our shareholders for their continued support.



                                       /s/Gilbert D. Raker
                                       Gilbert D. Raker
                                       Chairman, President and
                                       Chief Executive Officer

                               BUSINESS OVERVIEW

                               Corporate Profile

           Semiconductor Packaging Materials Co., Inc. and its subsidiaries provide specialty materials and services to the microelectronic and semiconductor industries on a worldwide basis. The Company's products and services are sold to a wide array of customers in the aerospace, automotive, communications, computer, medical, military and semiconductor industries. Many of the Company's customers are Fortune 500 companies. The Company is ISO 9000 certified at five of its operations and holds various quality awards throughout the industries it serves.

                            Semiconductor Services

           The Semiconductor Services Group is comprised of four state-of-the-art facilities that polish and reclaim silicon wafers for the semiconductor industry. Reclaimed wafers are used primarily in the evaluation and testing of equipment and processes in semiconductor fabrication. Reclaimed wafers are also utilized for primary production purposes for low end semiconductor chip applications.


           According to a Rose Associates study, the worldwide market for reclaimed wafers is expected to grow from $200 million in 1996 to $375 million by the year 2000. While the percentage of test wafers utilized in semiconductor fabrication is expected to decrease over this period, the total number of reclaimed wafers utilized is expected to increase due to the cost benefit of using reclaimed wafers as compared to using more costly virgin wafers for test purposes. Historically, reclaim wafers are a fraction of the cost of virgin test wafers.


           The Company provides its reclaim services on a worldwide basis through its American Silicon Products, Inc. ("ASP"), Silicon Materials Service, B.V. ("SMS"), and International Semiconductor Products, Pte Ltd. ("ISP") subsidiaries with operations in Rhode Island, Texas, the Netherlands and Singapore.


           In 1994, the Company gained entry into the silicon wafer reclaim business with the acquisition of ASP. At that time, ASP was the fourth largest wafer reclaimer in the United States. Today, with the second of two expansions almost complete at its Rhode Island facility and the purchase of the Texas operations, ASP is becoming the largest silicon wafer reclaimer in the United States. In the past year, the Company has also gained entry into the worldwide silicon wafer reclaim market with the establishment of ISP and the purchase of the SMS Netherlands business.


           In 1996, the Semiconductor Services Group accounted for 28% of the Company's revenue and provided 63% of its earnings before taxes. With the purchase of SMS and the start-up of ISP's operations in the second quarter of 1997, the Company anticipates that a higher percentage of its revenue will be derived from its Semiconductor Services Group in the future.


           The Company's wafer reclaim strategy is to enhance its position in the United States, to leverage its European and Asian presence through its Netherlands and Singapore operations, to establish a worldwide leadership role in the silicon wafer reclaim market and to exploit the technological transfer between its four wafer reclaim facilities to provide uniform, state-of-the-art quality service to the semiconductor industry. Most recently, ASP has achieved the ability to consistently process silicon wafers with particles of less than
 .16 microns in size and with extremely low trace metals. The Company believes that its processing capability equals or betters that of any reclaiming capability in the world.

                           Microelectronic Materials

           The Microelectronic Materials Group consists of three operations which provide a wide array of component products used in the assembly of microelectronic packages. The Company's component products are used primarily to conduct electrical currents or signals, to solder electronic circuitry, to provide electrical interconnects, to house electronic components, to mount components or to dissipate heat. The Company manufactures its microelectronic materials at its parent company operation in New York, its Polese Company, Inc. subsidiary in California and its Retconn Incorporated subsidiary in Connecticut.

           The parent company's products include customized wire and mental ribbon for electronic bonding applications and precision metal stampings, many of which are packaged in tape on reel. Wire and metal ribbon, which is primarily made from aluminum or gold alloyed material, are used to conduct or regulate electricity between two points on an electronic circuit. Precision metal stampings are used to solder or connect electronic circuitry, to package the electronic circuitry, to dissipate heat or to provide an interface for an electronic connection. Stampings manufactured by the parent company include preforms, heat sinks, jumper chips, bonding islands, connectors, lead frames and bases produced from a variety of materials, including clad, plated, refractory and precious metals. Stampings packaged in tape on reel are used to support surface mount assembly operations. The parent company's products are sold worldwide to customers in the aerospace, automotive, communications, medical and military industries. In 1996, the parent company developed a new gold wire for flip chip applications and is also in the process of completing a class 10,000 clean room to facilitate the packaging of die ("semiconductor chips") on tape on reel.


           Polese Company, Inc. manufactures and markets proprietary copper tungsten heat dissipation products and sealing frames. Heat dissipation products are used to conduct heat away from critical areas of electronic circuits to locations where it can be dissipated. Polese Company's heat dissipation products are primarily used to conduct heat in high power wireless communication devices, for Personal Communication Services ("PCS") base station applications, and for high speed microprocessor packages, for the work-station and high-end server marketplace. Sealing frames enable the hermetic sealing of microprocessors. Polese Company also manufactures high precision parts through the use of Electrical Discharge Machines ("EDM"). Polese Company's heat dissipation products are sold worldwide to microelectronic package manufacturers in the communication and computer industries and its EDM products are sold principally to manufacturers in the aerospace and medical industries. Polese Company recently developed a copper tungsten metal matrix composite for a sole weight for Taylor Made Golf's Titanium Bubble 2(TM) irons and is continuing its development effort for next generation heat dissipation materials. Polese Company is also seeking to identify additional uses for its powdered metal technology.


           Retconn Incorporated designs and manufactures RF coaxial contacts and connectors which are sold principally to manufacturers in the wireless communication and computer industries. Retconn participates in the rapidly growing PCS marketplace. New digital PCS base stations are being built in the United States to replace old analog cellular phone systems. These new base stations will require a significant number of coaxial contacts and connectors. Retconn's products include a full line of DM sub-miniature RF coaxial contacts and connectors, including solder, solder/crimp, and crimp/crimp standard coaxial contacts. Retconn has a line of SMA, SMB, SMC and MCX connectors that meet military specifications. In addition, Retconn offers cable terminations and specials. In 1996, Retconn introduced its new 31 series coaxial connector and is currently initiating a program to expand its cable assembly operations in the United States.


           The Company's microelectronic materials strategy is to focus its new product and service introductions on high gross margin non-commodity niche products and services, to acquire add-on businesses or product lines which strengthen the Company's position in the marketplace, to pro-actively meet the changing needs of its customers and to distinguish the Company from its competition by providing its customers with superior quality products with the highest level of service.

          SEMICONDUCTOR PACKAGING MATERIALS CO., INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET

December 31, 1996
-------------------------------------------------------------------------------------------------------------
ASSETS (Note 5)
Current Assets:
 Cash and cash equivalents (Note 1)                                                         $ 3,531,099
 Accounts receivable, less allowance for doubtful accounts of $143,000                        5,637,158
 Inventories (Notes 1 and 3)                                                                  9,078,471
 Prepaid expenses and other current assets                                                      885,644
--------------------------------------------------------------------------------------   ---------------
  Total current assets                                                                       19,132,372
--------------------------------------------------------------------------------------   ---------------
Property and Equipment--at cost, net of accumulated depreciation and amortization of
$6,444,253
 (Notes 1, 4 and 6)                                                                          20,700,573
--------------------------------------------------------------------------------------   ---------------
Other Assets:
 Goodwill (Notes 1 and 2)                                                                    14,816,454
 Technology rights and intellectual property (Note 1)                                           749,523
 Other                                                                                        1,090,403
--------------------------------------------------------------------------------------   ---------------
  Total other assets                                                                         16,656,380
--------------------------------------------------------------------------------------   ---------------
  Total Assets                                                                               $56,489,325
======================================================================================   ===============


LIABILITIES AND SHAREHOLDERS' EQUITY


 Current Liabilities:
 Accounts payable                                                                           $ 3,462,227
 Accrued expenses                                                                               856,810
 Income taxes payable (Note 7)                                                                1,143,518
 Current portion of long-term debt (Note 5)                                                   1,416,000
 Current portion of obligations under capital leases (Notes 4 and 6)                          1,306,763
--------------------------------------------------------------------------------------   ---------------
  Total current liabilities                                                                   8,185,318
Deferred Income Taxes (Note 7)                                                                1,470,460
Long-term Debt (Note 5)                                                                       6,719,333
Obligations under Capital Leases (Notes 4 and 6)                                              4,242,415
--------------------------------------------------------------------------------------   ---------------
  Total liabilities                                                                          20,617,526
--------------------------------------------------------------------------------------   ---------------
Commitments and Contingency (Notes 2 and 8)
Minority Interest in Subsidiary (Note 2)                                                      1,932,171
--------------------------------------------------------------------------------------   ---------------
Shareholders' Equity (Notes 1 and 9):
 Preferred stock--$.10 par value; authorized 1,000,000 shares, none issued
 Common stock--$.10 par value; authorized 10,000,000 shares, issued 6,355,516 shares            635,552
 Additional paid-in capital                                                                  28,070,464
 Retained earnings                                                                            5,233,612
--------------------------------------------------------------------------------------   ---------------
                                                                                             33,939,628
 Less treasury stock: 300,000 shares at cost                                                    -0 -
--------------------------------------------------------------------------------------   ---------------
  Shareholders' equity                                                                       33,939,628
--------------------------------------------------------------------------------------   ---------------
  Total Liabilities and Shareholders' Equity                                                 $56,489,325
======================================================================================   ===============

6                The accompanying notes are an integral part of these statements

          SEMICONDUCTOR PACKAGING MATERIALS CO., INC. AND SUBSIDIARIES

xxx                     CONSOLIDATED STATEMENT OF INCOME

Year ended December 31,                                                        1996            1995
-------------------------------------------------------------------      -----------     -----------
Revenue (Notes 1, 10 and 11):
 Net sales                                                              $33,140,074     $19,923,436
 Service revenue                                                         12,887,129       8,140,791
-------------------------------------------------------------------      -----------     -----------
                                                                         46,027,203      28,064,227
                                                                         -----------     -----------
Cost of goods sold and services performed:
 Cost of goods sold                                                      23,551,851      13,941,243
 Cost of services performed                                               7,165,232       3,739,544
-------------------------------------------------------------------      -----------     -----------
                                                                         30,717,083      17,680,787
                                                                         -----------     -----------
Gross profit                                                             15,310,120      10,383,440
Selling, general and administrative expenses (Note 8)                     8,203,114       6,145,868
-------------------------------------------------------------------      -----------     -----------
Operating income                                                          7,107,006       4,237,572
Interest expense--net of interest income of $129,970 and $103,450,
 respectively (Notes 5 and 6)                                               920,379         989,264
-------------------------------------------------------------------      -----------     -----------
Income before provision for income taxes and minority interest
 in loss of consolidated subsidiary                                       6,186,627       3,248,308
Provision for income taxes (Note 7)                                       2,445,000         722,488
-------------------------------------------------------------------      -----------     -----------
Income before minority interest in loss of consolidated subsidiary        3,741,627       2,525,820
Minority interest in loss of consolidated subsidiary (Note 2)                63,828               -
-------------------------------------------------------------------      -----------     -----------
Net income                                                              $ 3,805,455     $ 2,525,820
===================================================================      ===========     ===========
Earnings per common share (Note 1)                                      $       .62     $       .50
===================================================================      ===========     ===========



The accompanying notes are an integral part of these statements               7

          SEMICONDUCTOR PACKAGING MATERIALS CO., INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                             Retained
                                                          Common Stock        Additional     Earnings        Total
                                                     -----------------------   Paid-in      Accumulated    Shareholders'
                                                     Shares      Amount        Capital       (Deficit)         Equity
                                                      ----------  ---------   ------------  -------------   --------------
Balance at January 1, 1995                            3,785,177   $378,518    $ 8,425,642    $(1,097,663)   $    7,706,497
Net proceeds from sale of stock (Note 9)              1,654,500    165,450     16,766,165              -        16,931,615
Net proceeds from exercise of stock warrants
 (Note 9)                                               591,389     59,139      1,070,978              -         1,130,117
Proceeds from exercise of stock options (Note 9)        106,500     10,650        369,562              -           380,212
Tax benefit related to incentive stock option plan
 (Note 7)                                                     -          -         62,000              -            62,000
Issuance of common stock                                 52,500      5,250        519,750              -           525,000
Net income                                                    -          -              -      2,525,820         2,525,820
---------------------------------------------------   ----------  ---------   ------------  ------------    ---------------
Balance at December 31, 1995                          6,190,066    619,007     27,214,097      1,428,157        29,261,261
Net proceeds from exercise of stock warrants
 (Note 9)                                                 1,200        120          2,280              -             2,400
Proceeds from exercise of stock options (Note 9)        149,250     14,925        612,337              -           627,262
Tax benefit related to incentive stock option plan
 (Note 7)                                                     -          -         97,000              -            97,000
Issuance of common stock (Note 2)                        15,000      1,500        144,750              -           146,250
Net income                                                    -          -              -      3,805,455         3,805,455
---------------------------------------------------   ----------  ---------   ------------  ------------    ---------------
Balance at December 31, 1996                          6,355,516   $635,552    $28,070,464   $  5,233,612    $   33,939,628
===================================================   ==========  =========   ============  ============    ===============



8               The accompanying notes are an integral part of these statements

          SEMICONDUCTOR PACKAGING MATERIALS CO., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,                                                                         1996            1995
-----------------------------------------------------------------------------------     ------------     -----------
Cash flows from operating activities:
 Net income                                                                             $  3,805,455     $ 2,525,820
 Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization of property and equipment                                   2,239,755       1,636,311
 Other amortization                                                                          689,364         449,917
 Deferred income taxes                                                                       907,000         563,460
 Minority interest in subsidiary loss                                                        (63,828)              -
 Changes in operating assets and liabilities:
 Increase in accounts receivable                                                            (950,563)       (487,959)
 Increase in inventories                                                                  (2,784,192)     (1,542,898)
 (Increase) decrease in prepaid expenses and other current assets                           (321,484)        121,963
 Increase (decrease) in accounts payable                                                   1,209,351        (346,297)
 Increase in accrued expenses                                                                297,783         124,026
 Increase in income taxes payable                                                          1,185,518          55,000
-----------------------------------------------------------------------------------     ------------     -----------
   Net cash provided by operating activities                                               6,214,159       3,099,343
-----------------------------------------------------------------------------------     ------------     -----------
Cash flows from investing activities:
 Purchase of property and equipment                                                       (7,943,314)     (4,784,136)
 Payments for acquisition of subsidiaries, net of cash acquired                           (8,111,149)       (880,214)
 Increase in other assets                                                                   (276,735)       (248,903)
 Investment in joint venture by minority interest (Note 2)                                 1,996,000               -
-----------------------------------------------------------------------------------     ------------     -----------
 Net cash used in investing activities                                                   (14,335,198)     (5,913,253)
-----------------------------------------------------------------------------------     ------------     -----------
Cash flows from financing activities:
 Proceeds from exercise of warrants                                                            2,400       1,182,778
 Proceeds from exercise of stock options                                                     627,262         380,212
 Proceeds from sale of stock                                                                       -      19,233,563
 Payment of stock offering costs                                                                   -      (2,301,948)
 Decrease in amount due to shareholders                                                            -        (500,887)
 Net payments under revolving credit                                                               -      (1,565,000)
 Payments under capital leases                                                              (937,214)       (393,082)
 Payments under long-term debt                                                              (720,834)     (9,492,704)
 Proceeds from long-term debt                                                              7,760,000               -
 Payment of warrant offering costs                                                                 -         (52,661)
 Cash received from equipment financing                                                      676,449               -
-----------------------------------------------------------------------------------     ------------     -----------
 Net cash provided by financing activities                                                 7,408,063       6,490,271
-----------------------------------------------------------------------------------     ------------     -----------
Net increase (decrease) in cash and cash equivalents                                        (712,976)      3,676,361
Cash and cash equivalents at beginning of year                                             4,244,075         567,714
-----------------------------------------------------------------------------------     ------------     -----------
Cash and cash equivalents at end of year                                                $  3,531,099     $ 4,244,075
===================================================================================     ============     ===========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest                                                                              $    934,883     $ 1,089,536
===================================================================================     ============     ===========
  Income taxes                                                                          $    307,377     $    51,030
===================================================================================     ============     ===========
Supplemental schedule of noncash investing and financing activities:
 Machinery and equipment, net of trade in, acquired under capital lease                 $  3,523,264     $   972,560
===================================================================================     ============     ===========
 Issuance of common stock in connection with the acquisition of a subsidiary            $    146,250     $   525,000
===================================================================================     ============     ===========
 Accrued amounts relating to acquisition of subsidiary                                             -     $   625,000
===================================================================================     ============     ===========



The accompanying notes are an integral part of these statements               9

         SEMICONDUCTOR PACKAGING MATERIALS CO., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITIES
   AND SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

     The accompanying consolidated financial statements include the accounts of Semiconductor Packaging Materials Co., Inc. ("SPM") and its wholly owned and majority-owned subsidiaries (collectively the "Company"). All significant intercompany transactions and balances have been eliminated. As further described in Note 2, on January 2, 1996, the Company acquired Retconn, Incorporated ("Retconn"). This combination has been accounted for as a purchase. Additionally, as described in Note 2, on August 28, 1996 the Company established International Semiconductor Products Pte Ltd. ("ISP"), a joint venture with an unrelated third party. The results of operations of Retconn are included in the Company's consolidated financial statements from the date of acquisition and the results of operations of ISP are included in the Company's consolidated financial statements from the date operations commenced. As further described in
Note 2, on January 23, 1997 the Company acquired certain assets and assumed certain liabilities of Silicon Materials Service and the common stock of Silicon Materials Service, B.V. (collectively "SMS").


     The Company provides specialty materials and services to the microelectronic and semiconductor industries. SPM designs, develops, manufactures and markets customized fine wire and metal ribbon and precision metal stampings for use in the manufacture of electronic components and produces progressive die precision metal stampings. Polese Company, Inc. ("Polese") manufactures and markets proprietary copper/tungsten heat dissipation products and seal frames for use in the manufacture of electronic components and produces specialty parts, through the use of electrical discharge machines. American Silicon Products, Inc. ("ASP") and ISP provide silicon wafer polishing and reclamation services to the semiconductor industry. Retconn develops, designs and manufactures subminiature coaxial contacts and connectors which are sold principally to manufacturers in the communications and computer industries.


     Revenue from the sale of products is recognized at the date of shipment to customers. Service revenue is recognized when the services are performed.


     The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.


     The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss on these accounts.


     Inventories, which consist principally of work-in-process inventory, include raw materials, labor and manufacturing expenses and are stated at the lower of cost, determined by the first-in, first-out method, or market.


     Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.


     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management affecting the reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


     The excess of cost over fair value of net assets acquired (goodwill), amounting to approximately $15,903,000, is being amortized over periods ranging from 25 to 40 years using the straight-line method (see Note 2). Accumulated amortization at December 31, 1996 was approximately $1,087,000. The Company reviews the carrying value of goodwill for impairment, periodically and whenever events or changes in circumstances indicate that the amounts may not be recoverable. The review for recoverability includes an estimate by the Company of the future undiscounted cash flows expected to result from the use of the assets acquired and their eventual disposition. An impairment will be recognized if the carrying value of the assets exceeds the estimated future undiscounted cash flows of those assets.


     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This change has not had a significant effect on the consolidated financial statements.


     Certain technology rights and intellectual property, related to the development and application of copper/tungsten powdered metal technology, which were acquired from the sole shareholder of Polese, amounting to approximately $950,000, are being amortized over 17 years using the straight-line method. Accumulated amortization at December 31, 1996 was approximately $200,000.


     The Company elected to continue to measure compensation cost using APB Opinion No. 25 as is permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and has elected to comply with other provisions and the disclosure requirements of SFAS No. 123 (see Note 9).


     Earnings per common share is computed based on the weighted average number of common shares actually outstanding plus the shares that would be outstanding assuming the exercise of employee stock options and redeemable warrants described in Note 9, all of which are considered to be common stock equivalents. The number of shares that would be issued from the exercise of options and warrants have been reduced by the number of shares that could have been repurchased from the proceeds at the average market price of the Company's common stock for primary earnings per share. For the years ended December 31, 1996 and 1995, the weighted average number of common and common equivalent shares outstanding amounted to 6,175,556 and 5,057,267, respectively, for both primary and fully diluted purposes.


     The Company plans to adopt SFAS No. 128, Earnings per Share, by the required effective date. Management has not determined the effect of this change on the Company's consolidated financial statements.

2. ACQUISITIONS AND INVESTMENTS:

     In connection with the Company's acquisition of Polese in 1993, for a period of 10 years from the date of acquisition, the former sole shareholder of Polese is entitled to receive 10% of (1) the pretax profit from the Company's copper/ tungsten product line after allocating operating costs, and (2) the proceeds of the sale, if any, by the Company of the powdered metal technology. Amounts due pursuant to this agreement will be charged to operations as incurred. To date, no amounts are due pursuant to this agreement.


     Effective January 2, 1996, the Company acquired all of the common stock of Retconn for $5,933,000 in cash. This business combination was accounted for as a purchase. In addition, the Company incurred approximately $1,132,000 in costs associated with the acquisition of Retconn, which included the issuance of 15,000 shares of the Company's common stock. The fair value of assets acquired, including approximately $4,696,000 allocated to goodwill, which is being amortized over 25 years, amounted to approximately $8,033,000 and liabilities assumed amounted to approximately $968,000.

     On August 28, 1996, the Company invested $2,004,000 in ISP, a joint venture located in Singapore, for a 50.1% ownership interest.


     Effective January 23, 1997, the Company acquired SMS for approximately $13,000,000 in cash (of which $400,000 was paid prior to December 31, 1996) which included the working capital of SMS as of January 23, 1997, which was estimated to be approximately $2,600,000, in a business combination accounted for as a purchase. SMS provides silicon wafer polishing and reclamation services to the semiconductor industry. In connection with the acquisition, on January 23, 1997 the Company entered into a term loan with a bank (the "Bank"), as further described in Note 5.

3. INVENTORIES:

     The components of inventories are as follows:

Precious metals         $1,635,275
Non-precious metals      7,443,196
--------------------    -----------
                        $9,078,471
                        ===========


     The Company has a consignment arrangement with a bank, as described in Note 8, which provides for the leasing of precious metals by the Company. The Company pays for these precious metals based on actual usage.

4. PROPERTY AND EQUIPMENT:

     Property and equipment, at cost, consists of the following:

                                                Estimated
                                              Useful Life
                                         -----------------
Land                       $   642,280
Building and
 improvements                4,568,518           39 years
Machinery and
 equipment                  20,152,904      4 to 15 years
Leasehold
 improvements                  861,553     1.5 to 7 years
Furniture, fixtures and
 office equipment              875,509       4 to 7 years
Automobiles                     44,062            3 years
------------------------    -----------  -----------------
                           $27,144,826
                            ===========  =================

     Included in machinery and equipment and furniture, fixtures and office equipment is approximately $7,275,000 and $50,000, respectively, of property acquired under capital leases. Amortization on these assets is included in depreciation and amortization expense. Accumulated amortization on these assets amounted to approximately $1,294,000 at December 31, 1996. The property held under these leases is collateral for the related capital lease obligations described in Note 6.

5. LONG-TERM DEBT:

     Long-term debt consists of the following:

Term loan (a)               $  390,000
Term loan (b)                1,745,333
Term loan (c)                6,000,000
------------------------     ----------
                             8,135,333
Less current maturities      1,516,000
------------------------     ----------
                            $6,619,333
                             ==========


     (a) In conjunction with the acquisition of Polese (see Note 2) the Company entered into a term loan with the Bank on May 27, 1993 in the principal amount of $1,200,000. The loan bears interest at the Bank's loan pricing rate (8.25% at December 31, 1996) plus 1.5% and is payable in 20 consecutive quarterly installments of $60,000, plus interest, which commenced on October 1, 1993.


     (b) In conjunction with the acquisition of a building, the Company entered into a term loan with the Bank on November 4, 1996 in the principal amount of $1,760,000. The loan bears interest at the Bank's loan pricing rate and is payable in 120 consecutive monthly installments of $14,667, plus interest, which commenced on December 1, 1996.


     (c) In conjunction with the acquisition of Retconn (see Note 2), the Company entered into a term loan with the Bank on January 4, 1996 in the principal amount of $6,000,000. Through December 31, 1996, no principal payments were due and interest was payable monthly at the Bank's loan pricing rate. As described below, this loan was refinanced subsequent to December 31, 1996.


     Maturities of long-term debt are as follows:


Year ending December 31,
 1997                       $1,416,000
 1998                        1,526,000
 1999                        1,376,000
 2000                        1,376,000
 2001                        1,376,000
   Thereafter                1,065,333
-------------------------   -----------
                            $8,135,333
                            ===========


     On January 23, 1997, the Company entered into a term loan with the Bank in the principal amount of $21,000,000. The loan was used to refinance the term loan described in Note 5(c) above and for the acquisition of SMS as described in
Note 2. The loan bears interest at the London Interbank Offer Rate ("LIBOR") plus 2.25% and is payable in 60 consecutive monthly installments of $350,000, plus interest, which commenced on March 1, 1997.


     On January 23, 1997, the Company also entered into a $15,000,000 line of credit with the Bank which expires in February 1999 which includes a standby letter of credit for ISP in the amount of $3,600,000. Interest is payable monthly at the lower of LIBOR plus 2.25% or the Bank's loan pricing rate.


     Because the interest rates will change with changes in the prime rate and LIBOR, the fair value of the bank debt is equal to the carrying amount.


     The above loan agreements provide, among other things, that the Company is subject to restrictions related to the issuance of additional indebtedness, additional liens and security interests, capital expenditures and the payment of dividends. In addition, the above loans are collateralized by a blanket lien on substantially all the Company's assets.

6. OBLIGATIONS UNDER CAPITAL LEASES:


     The Company is the lessee of property and equipment acquired under capital leases expiring in various years through 2001.


     Future lease payments under capital leases are as follows:

Year ending December 31,
 1997                                 $1,772,367
 1998                                  1,672,286
 1999                                  1,407,478
 2000                                  1,225,696
 2001                                    539,869
----------------------------------    ----------
                                       6,617,696
Less amount representing interest      1,068,518
----------------------------------    ----------
                                       5,549,178
Less current portion                   1,306,763
----------------------------------    ----------
                                      $4,242,415
==================================    ==========


     Interest rates on these capital leases average approximately 8.5% per annum.

7. INCOME TAXES:

     The provision for income taxes for the years ended December 31, 1996 and 1995 consists of the following components:

Year ended December 31,   1996          1995
------------------------- ------------- ----------
Current:
 Federal                    $1,348,000   $ 82,681
 State                         190,000     76,347
Deferred:
 Federal                       742,500    548,807
 State                         164,500     14,653
----------                  ----------   --------
                            $2,445,000   $722,488
                            ==========   ========


     The provision for income taxes for the years ended December 31, 1996 and 1995 differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year ended December 31,               1996         1995
------------------------------      ------       ------
Tax at federal statutory rate         34.0%        34.0%
State income taxes, net of
 federal tax benefit                   3.8          1.8
Effect of permanent
 differences                           1.1            -
Effect of net operating loss
 carryforward                            -        (13.6)
Other                                   .6            -
------------------------------      ------       ------
                                      39.5%        22.2%
                                    ======     ========


     The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 1996 are presented below:

Accelerated depreciation          $  613,000
Basis differences in
 amortization of intangibles         857,460
-----------------------------     ----------
                                  $1,470,460
                                  ==========


     The Company files a consolidated federal income tax return which includes the results for all its domestic subsidiaries and separate state and local income tax returns.


     For the years ended December 31, 1996 and 1995, the Company recognized for income tax purposes a tax benefit of $97,000 and $62,000, respectively, for compensation expense related to its incentive stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital for the years ended December 31, 1996 and 1995.

8. COMMITMENTS AND CONTINGENCY
   AND RELATED PARTY
   TRANSACTIONS:


     The Company leases office and manufacturing facilities from an entity owned by two former shareholders of a predecessor company at $180,000 per annum expiring in 1997. The Company has other noncancelable operating leases expiring through 1999 for the rental of office and manufacturing facilities. The leases also require payments for real estate taxes and other operating costs.


     Approximate minimum future rental payments, exclusive of payments for real estate taxes and other operating costs, under these leases are as follows:

Year ending December 31,
 1997                        $  489,000
 1998                           516,000
 1999                           291,000
-------------------------    ----------
                             $1,296,000
=========================    ==========


     Rent expense charged to operations for the years ended December 31, 1996 and 1995 amounted to approximately $466,000 and $440,000, respectively.


     The Company has employment agreements with five shareholders (the "Shareholders"), who are also employees of the Company, and two other employees, expiring in various years through 2001. The approximate aggregate commitment for future salaries, excluding bonuses, under these employment agreements is as follows:

Year ending December 31,
 1997                        $  971,000
 1998                           733,000
 1999                           760,000
 2000                            85,000
 2001                            92,000
-------------------------    ----------
                             $2,641,000
=========================    ==========


     The Shareholders have agreed not to engage in a business that is competitive with the Company during the term of their agreement and for a period of one year thereafter.


     On December 23, 1996, the Company entered into a consignment agreement (the "Consignment Agreement") with a bank which expires December 23, 1998. Under the Consignment Agreement, the Company purchases gold used in its manufacturing of materials. The Consignment Agreement provides for gold on consignment not to exceed the lesser of 6,000 troy ounces of gold or gold having a market value of $2,700,000. At December 31, 1996, the Company's obligation under the Consignment Agreement was approximately 4,502 troy ounces of gold valued at approximately $1,650,000. The Consignment Agreement requires the Company to pay a consignment fee of 3.25% per annum based upon the value of all gold consigned to the Company.


     The Company has capital commitments at December 31, 1996 of approximately $3,800,000 for the acquisition of machinery and equipment.

9. CAPITAL TRANSACTIONS:

     The Company has an incentive stock option plan (the "Incentive Plan"), as amended, in which 600,000 common shares have been reserved for future issuance. The Incentive Plan provides for the sale of shares to employees of the Company at a price not less than the fair market value of the shares on the date of the option grant, provided that the exercise price of any option granted to an employee owning more than 10% of the outstanding common shares of the Company may not be less than 110% of the fair market value of the shares on the date of the option grant. The term of each option and the manner of exercise is determined by the board of directors, but in no case can the options be exercisable in excess of 10 years beyond the date of grant. In May 1995, the Company adopted a nonqualified stock option plan (the "Nonqualified Plan") under which 100,000 shares have been reserved for future issuance.


     At December 31, 1996, options to purchase 473,250 and 52,500 shares, respectively, of common stock (excluding lapsed shares) have been granted under the Incentive Plan and the Nonqualified Plan since the inception of both plans. In addition, at December 31, 1996, options to purchase 240,000 shares of common stock have been granted outside the Incentive Plan and the Nonqualified Plan at a price equal to the fair market value of the shares at the date of grant.

     A summary of the status of the Company's options as of December 31, 1996 and 1995, and changes during the years then ended is presented below:

                                  1996                    1995
                                ---------                ---------
                                     Weighted-                Weighted-
                                      Average                  Average
                                     Exercise                 Exercise
                          Shares       Price       Shares       Price
----------------------  ---------   -----------  ---------   -----------
Outstanding at
 beginning of year        408,000      $4.86       415,500        $3.65
Canceled                   (5,500)      7.84       (14,000)        4.70
Granted                   256,750       8.81       113,000         8.04
Exercised                (149,250)      4.22      (106,500)        3.53
----------------------  ---------   -----------  ---------   -----------
Outstanding at
 end of year              510,000      $7.00       408,000        $4.86
======================  =========   ===========  =========   ===========
Options exercisable
 at year-end              332,250                  323,000
======================  =========                =========   ===========
Weighted-average fair
 value of
 options granted
 during the year        $    4.39                $    4.08
======================  =========                =========   ===========


     The Company has elected, in accordance with the provisions of SFAS No. 123, to apply the current accounting rules under APB Opinion No. 25 and related interpretations in accounting for its stock options and, accordingly, has presented the disclosure-only information as required by SFAS No. 123. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income and earnings per common share for the years ended December 31, 1996 and 1995 would approximate the pro forma amounts indicated in the table below:

 Year ended December 31,            1996           1995
-------------------------      ----------     ----------
Net income--as reported        $3,805,455     $2,525,820
=========================      ==========     ==========
Net income--pro forma          $3,117,371     $2,250,564
=========================      ==========     ==========
Earnings per common
 share--as reported            $     .62      $     .50
=========================      ==========     ==========
Earnings per common
 share--pro forma              $     .50      $     .45
=========================      ==========     ==========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the years ended December 31, 1996 and 1995, respectively: expected volatility of 56.9% and 61.1%, respectively; risk-free interest rate of 5.8% and 6.4%, respectively; and expected lives of 4.2 years.

     The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                  Options Outstanding                      Options Exercisable
                    ------------------------------------------------- -------------------------------
                       Number          Weighted-                         Number
                    Outstanding         Average        Weighted-      Exercisable       Weighted-
                         at            Remaining        Average            at           Average
   Range of         December 31,       Contractual     Exercise       December 31,      Exercise
Exercise Prices         1996              Life           Price            1996           Price
----------------     --------------   -------------     -----------    --------------    ----------
$1.85-$3.88             48,750            4.1           $3.15              48,750        $3.15
$4.26-$6.25            150,000            2.8            4.74             150,000         4.74
$7.69-$8.46            171,750            6.9            8.21              91,500         8.17
$8.88-$9.88            139,500            7.5            9.30              42,000         9.57
----------------     --------------   -------------     ------         --------------    ------
$1.85-$9.88            510,000            5.6           $7.00             332,250        $6.06
================     ==============   =============     ===========    ==============    ===========


     On February 7, 1994, the Company completed a registration statement on Form S-3 for the registration of 698,625 shares of common stock issuable upon the exercise of redeemable warrants at $2.00 per share. The redeemable warrants were issued without cost as a distribution to the Company's shareholders of record as of February 8, 1994. Certain shareholders of the Company, including its chairman and three of its directors, agreed to contribute the redeemable warrants back to the Company. Consequently, an additional 831,000 shares of common stock that would have been issuable upon the exercise of redeemable warrants were not issued or sold. The registration statement also registered 170,250 shares of common stock issuable upon the exercise of certain warrants held by the underwriter at $2.00 per share. In January 1995, the Company notified all registered holders of the redeemable warrants that the expiration date of the warrants would be accelerated from February 7, 1997 to February 23, 1995. The proceeds received were used for general corporate and working capital purposes.

     On July 27, 1995, the Company completed a registration statement on Form SB-2, offering 1,600,000 shares of common stock by the Company at an offering price of $11.625 per share. In addition, the underwriter exercised the "over-allotment" provision of the Underwriting Agreement to purchase an additional 54,500 shares of common stock. The Company received net proceeds of approximately $16,932,000 after deducting underwriting discounts and expenses of the offering of approximately $2,302,000. The proceeds of the offering were used to retire an $8,250,000 term loan with the Bank incurred in conjunction with the acquisition of ASP, to repay the balance of the Company's line of credit, to purchase and improve the Company's new ASP facility, to purchase additional machinery and equipment, to repay the balance of outstanding promissory notes issued in connection with the Polese acquisition, and for general corporate and working capital purposes.

10. MAJOR CUSTOMERS:

     For the year ended December 31, 1996, one customer accounted for approximately 11% of the Company's total revenue. For the year ended December 31, 1995, two customers accounted for approximately 16% and 11%, respectively, of the Company's total revenue.

11. EXPORT REVENUE:

     For the year ended December 31, 1996, export revenue to unaffiliated customers amounted to approximately 10% of the Company's total revenue.

12. PRO FORMA FINANCIAL INFORMATION (unaudited):


     The following summarized pro forma consolidated statement of income (unaudited) assumes the acquisition of the business of Retconn as if it had occurred on January 1, 1995.

Revenue                         $36,850,036
==============================  ============
Net income                      $ 3,236,272
==============================  ============
Earnings per common and common
 equivalent share:
 Earnings per common share      $       .64
 Weighted average number of
 common and common equivalent
 shares outstanding               5,072,267
==============================  ============


     This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the assumed date, nor is it necessarily indicative of future operating results.

  REPORT OF INDEPENDENT AUDITORS

  To the Board of Directors
  Semiconductor Packaging Materials Co., Inc.

  We have audited the accompanying consolidated balance sheet of Semiconductor Packaging Materials Co., Inc. and Subsidiaries as of December 31, 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Semiconductor Packaging Materials Co., Inc. and Subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




  /s/Goldstein Golub Kessler & Company, P.C.
  GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
  New York, New York
  January 30, 1997

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 RESULTS OF OPERATIONS (1996 compared to 1995)

     Total revenue for 1996 increased $17,963,000, or 64%, over the comparable 1995 period. The increase was primarily due to the inclusion of $11,059,000 of revenue from Retconn Incorporated ("Retconn"), which was acquired by the Company as of January 2, 1996, a $4,746,000, or 58% increase in revenue at American Silicon Products ("ASP"), primarily as a result of ASP's increased capacity enabling it to meet demand for its services; and a $2,015,000, or 26% increase in revenue at Polese Company, due to increased sales of its copper/tungsten heat dissipation products. Revenues at the parent company ("SPM") increased $143,000, or 1% from prior year levels. For 1996 and 1995, direct sales of the Company's products into foreign markets accounted for slightly less than 10% and 5.0%, respectively, of consolidated revenue. The Company currently maintains foreign manufacturing operations in Singapore and in the Netherlands. In 1996, the Company did not derive any revenue from its foreign manufacturing operations. Foreign sales are made through seventeen foreign manufacturer's representatives and are priced and paid for in U.S. dollars. The Company believes that its revenue has been, and will be, affected by the cyclical nature of the industries it serves. Effective August 28, 1996, the Company entered into a joint venture agreement to develop a silicon wafer polishing and reclaiming facility in Singapore. On January 23, 1997, ASP acquired a competitor in the silicon wafer reclaiming business, Silicon Materials Service and Silicon Materials Service, B.V. (collectively "SMS"). The SMS acquisition, and the Company's joint venture in Singapore, will further increase the Company's reliance on the semiconductor industry and its future revenues could be impacted by the cyclical nature of the semiconductor industry.


     Gross profit for 1996 increased $4,927,000, or 47%, from the comparable 1995 period. The increase was primarily due to the inclusion of $3,248,000 of Retconn gross profit and a $1,321,000 increase in ASP's gross profit from prior year levels. ASP's gross profit increased 30%, Polese Company's gross profit increased 21% and SPM's gross profit did not change from the comparable 1995 period. As a result of a lower gross margin at ASP and the inclusion of Retconn's operations in the 1996 period, (gross margin at Retconn is lower than the historical margins of the Company) gross margin decreased to 33% in 1996 from 37% in the comparable 1995 period. ASP's gross margin decreased primarily due to increased depreciation and manufacturing costs associated with its capacity expansion.


     Selling, general and administrative ("SG&A") expenses in 1996 increased $2,057,000, or 33% over the comparable 1995 period. The increase was primarily due to the inclusion of $1,819,000 of Retconn's SG&A costs with the Company's in the 1996 period. The Company's 1996 SG&A expenses also include $120,000 of expenses generated by its Singapore joint venture. SG&A expenses as a percentage of revenue decreased to 18% in the 1996 period from 22% in the comparable 1995 period.


     Net interest expense for the 1996 period decreased $69,000 from the comparable 1995 period. Increased interest costs in the 1996 period associated with term debt incurred in conjunction with the Retconn acquisition was more than offset by a reduction in interest costs at ASP in 1996. Debt incurred in the ASP acquisition was retired using a portion of the proceeds from the Company's July 1995 public offering.


     A provision of $2,445,000 for income taxes has been made for the 1996 period as compared to a $722,000 provision in the comparable 1995 period. In the 1996 period, the Company's earnings were taxed at an effective tax rate of 39.5% as compared to an effective tax rate of 22.2% in the comparable 1995 period. The effective tax rate in the 1995 period was lower than the effective tax rate in the 1996 period due to the utilization of consolidated net operating loss carry forwards in the 1995 period. In the 1996 period, the Company has included a $128,000 loss associated with its Singapore joint venture in its income before minority interest in loss of consolidated subsidiary. The Company has a 50.1% interest in the joint venture and has accordingly, excluded $64,000, or 49.9% of such loss from its consolidated net income.

     As a result of the foregoing, net income increased $1,280,000, or 51% in 1996 over the comparable 1995 period. In 1996, all of the Company's operations were profitable except for Polese Company which recorded a $109,000 after tax loss. It is anticipated that Polese Company's profitability will continue to improve as it increases sales of its copper/tungsten heat dissipation products and improves its productivity.

                        LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its capital needs through the proceeds of its public offerings, its revolving credit facility and term loans from First Union Bank (the "Bank") and cash flow from operations.


     At December 31, 1996, the Company had cash and cash equivalents of $3,531,000, of which $2,987,000 related to cash at its Singapore joint venture, International Semiconductor Products Pte Ltd ("ISP") and had an available balance on its revolving credit facility of $5,000,000.


     Net cash provided by operating activities in 1996 amounted to $6,214,000 as compared to $3,099,000 in the comparable 1995 period. Cash provided by operating activities in the 1996 period increased over the 1995 period primarily as the result of a $1,280,000 increase in net income which included a $603,000 increase in depreciation and amortization of property and equipment and a $239,000 increase in other amortization, and a $344,000 increase in deferred taxes. The increases in depreciation and amortization of property and equipment and other amortization were due to increased depreciation and amortization associated with investments made by the Company in property and equipment in 1995 and 1996 and from amortization of goodwill associated with the Retconn acquisition. In the 1996 and 1995 periods, the Company recorded net deferred tax expense of $907,000 and $563,000, respectively, representing the tax effects of temporary differences between the Company's book and tax bases. In 1996, the Company used $951,000 and $2,784,000, respectively, of cash derived from operations to fund increases in accounts receivable and inventories as compared to using $488,000 and $1,543,000, respectively, to fund such increases in the comparable 1995 period. The increases in the Company's accounts receivable and inventories were made to support increased revenues. Accounts payable increased $1,209,000 in the 1996 period as compared to decreasing $346,000 in the comparable 1995 period. In the 1996 period, accounts payable increased primarily due to increases in inventory purchases and in the 1995 period, the Company reduced its accounts payable days outstanding to be in line with industry standards. As a result of the Company's increased profitability and higher effective tax rates, income taxes payable increased $1,131,000 in 1996 over the comparable 1995 period.


     To support the Company's growth and enhance its profitability, in 1996 and 1995, the Company invested $7,943,000 and $4,784,000, respectively, in property and equipment. In November 1996, the Company purchased a $2,200,000 building to house SPM's operations, $1,760,000 of which was financed through term debt which is payable in 120 equal monthly installments. The aforementioned investment in 1996 and 1995 periods excludes $3,523,000 and $973,000, respectively, invested in equipment acquired under capital leases. The majority of capital lease arrangements which the Company has entered into have lease terms of five years and provide for a bargain purchase when the lease term expires. At December 31, 1996, the Company had capital commitments of approximately $3,800,000 for the ongoing upgrade of the Company's manufacturing equipment and the expansion of ASP's manufacturing capabilities, approximately $3,250,000 was committed to expand ASP's facility and to procure additional equipment for ASP. The Company believes that the lease financing available to it for certain equipment together with cash flow from operations will be sufficient to fund its capital needs.


     In conjunction with the ASP acquisition, certain of the former stockholders of ASP were to receive one-third of ASP's adjusted earnings before interest and taxes in excess of $650,000 per fiscal quarter, (the "Consulting Agree-ments"), through December 31, 1999. Payments and amounts due under the Consulting Agreements were recorded on the Company's books as additional purchase price. In the fourth quarter of 1995, the Company bought out the remaining four years of payments due under the Consulting Agreements for $725,000 in cash and notes, $625,000 of which was paid in 1996.


     Effective January 2, 1996, the Company acquired all of the common stock of Retconn, a manufacturer of coaxial contacts and connectors, for $5,933,000 in cash. In addition, the Company has paid approximately $986,000 in costs associated with the Retconn acquisition. This business combination was accounted for as a purchase. The Company also issued 15,000 of its common shares, valued at $146,250, in conjunction with the acquisition. The fair value of the assets acquired, including approximately $4,696,000 allocated to goodwill, which is being amortized over 25 years, amounted to $8,033,000 and liabilities assumed amounted to approximately $968,000.


     In connection with the Retconn acquisition, on January 4, 1996, the Company entered into a term loan with the Bank in the principal amount of $6,000,000. The loan bore interest at the Bank's loan pricing rate (8.25% at December 31, 1996) and the principal was to be payable commencing on February 1, 1997. Interest on the loan was payable monthly and commenced on February 1, 1996. The loan was subsequently refinanced in conjunction with the SMS acquisition described below.


     Effective August 28, 1996, the Company entered into a joint venture agreement to develop a silicon wafer polishing and reclaiming facility in Singapore. The jointly owned Singapore corporation, International Semiconductor Products Pte Ltd ("ISP"), is 50.1% owned by the Company and 49.9% owned by a holding company, Semiconductor Alliance Pte Ltd. In 1996, the Company and its joint venture partner made a total of $4,000,000 in equity contributions into ISP, which was contributed pro-ratably based on ownership. In addition, the Company has paid approximately $250,000 in costs associated with the establishment of the joint venture.


     On November 25, 1996, ASP entered into an agreement to acquire SMS and paid a $400,000 deposit. As of December 31, 1996, ASP had paid approximately $53,000 in costs related to the acquisition. On January 23, 1997, ASP completed the acquisition of the assets of Silicon Materials Service of Garland, Texas, and acquired 100% of the outstanding stock of Silicon Materials Service, B.V. of Helmond Netherlands. The purchase price of approximately $13,000,000 was paid in cash. Concurrent with the acquisition, the Company entered into a $21,000,000 five year term loan with First Union Bank (the "Bank"). Fleet National Bank is also participating in the term loan facility and the line of credit described below. The $21,000,000 term loan was principally used to finance the SMS acquisition and to refinance the Retconn term loan. The principal amount is payable in 60 consecutive installments of $350,000 which commenced on March 1, 1997. The loan bears interest at a Eurodollar rate plus 2.25%. In conjunction with the term loan agreement, the Company also entered into a $15,000,000 line of credit with the Bank which is described below. Pursuant to the term loan and line of credit agreements, the Bank has a first priority security interest in substantially all of the Company's assets. The loan agreements provide, among other things, that the Company maintain certain financial ratios. The Company is also subject to restrictions relating to incurring additional indebtedness, additional liens and security interests, capital expenditures and the payment of dividends.


     As a result of the foregoing, the Company used $14,335,000 and $5,913,000, respectively, in its investing activities in the 1996 and 1995 periods.


     On February 8, 1994, the Company registered 698,625 shares of common stock purchasable pursuant to the exercise of redeemable warrants. The redeemable warrants were distributed without cost as a distribution to the Company's stockholders of record as of February 8, 1994. Stockholders received one redeemable warrant for each share of common stock held by the stockholder. Each redeemable warrant was exercisable to purchase one-half (1/2) share of common stock at an exercise price of $2.00 per share. Certain stockholders of the Company, including, but not limited to, the Company's Chairman and three of its directors, agreed to contribute the redeemable warrants issued to them back to the Company. Consequently, the additional 831,000 shares which would have been issuable upon the exercise of such redeemable warrants were not issued or sold. The registration statement also related to shares of the Company's common stock issuable upon the exercise of warrants to purchase 170,250 shares held by the warrant solicitation agent and certain of its affiliates.


     On January 24, 1995, the Company called its Common Stock Purchase Warrants for redemption. As of the redemption date, February 23, 1995, all but 98,918 purchase warrants were exercised. In 1995, the Company received net proceeds of $1,130,000 from the redemption of common stock purchase warrants and solicitation agent warrants. In 1996, the Company received proceeds of $2,400 from the exercise of solicitation agent warrants. On December 20, 1996, all remaining solicitation agent warrants were canceled by the Company. In 1996 and 1995, the Company received $627,000 and $380,000, respectively, from the exercise of stock options.


     On July 27, 1995, the Company sold an aggregate of 1,654,500 shares of Common Stock in a public offering. The Company received net proceeds of $16,932,000, after deducting underwriting discounts, commissions and expenses of the offering of $2,302,000. The Company used the proceeds of the offering, among other things, to repay outstanding bank indebtedness in the amount of $8,250,000 incurred in connection with the ASP acquisition, to repay approximately $208,000 of the outstanding balance due on a $500,000 twelve month term loan and to repay the Company's borrowing under its revolving credit line. The Company used the balance of the proceeds of the offering to purchase and improve its new ASP facility, to purchase machinery and equipment for all of its operations and for general corporate and working capital purposes.


     On December 20, 1995, the Company entered into a $7,500,000 revolving credit facility line of credit with the Bank. $5,000,000 of the revolving credit facility was available to the Company for working capital purposes and $2,500,000 was used for a standby letter of credit to support the Company's gold consignment arrangement with a financial institution. The revolving credit facility bore interest at .25% under the Bank's loan pricing rate and was unsecured with the exception of a first priority security interest in the Company's gold inventory in the event of a drawing under the letter of credit. The maturity date of the facility was September 30, 1997. At December 31, 1996 and 1995, the Company had not borrowed under its revolving credit facility. In 1995, the Company repaid $1,565,000 under this facility. Concurrent with the Company's new line of credit described below, this facility was terminated.


     On January 23, 1997, the Company entered into a new $15,000,000 line of credit with the Bank which expires in February 1999 which includes a standby letter of credit for ISP in the amount of $3,600,000. Interest is payable monthly at the lower of the Bank's loan pricing rate or a Eurodollar rate plus 2.25%.


     In conjunction with the Company's acquisition of Polese Company on May 27, 1993, the Company acquired from Frank J. Polese, the former sole shareholder of Polese Company, all of the rights, including a subsequently issued patent, for certain powdered metal technology and its application to the electronics industry for $250,000 in cash and $750,000 in notes, as modified, including interest at 7% per annum. The note was paid in full and as a result, in 1995, Mr. Polese received the balance of principal payments due under the note totaling $424,000. For a period of ten years, Mr. Polese has the right to receive 10% of (I) the pre-tax profit from the copper tungsten product line, after allocating operating costs and (ii) the proceeds of the sale, if any, by the Company of the powdered metal technology. To date, no payments have been made pursuant to this agreement.

     To facilitate the acquisition by the Company of Polese Company on May 27, 1993, the Company entered into a $1,200,000 five year term loan agreement with the Bank. The term loan agreement calls for the repayment of the loan in twenty equal installments which commenced on October 1, 1993. Further, on December 16, 1993, the Company entered into a $465,000 five year term loan agreement with the Bank. The term loan agreement called for the repayment of such loan in eighteen equal installments which commenced on April 1, 1994. The term loans bore interest at the Bank's loan pricing rate plus 1.5%. The term loans are collateralized with a blanket lien on substantially all of the parent company's assets, excluding the common stock and assets of its subsidiaries. As of December 31, 1996, the Company had repaid all amounts due under the $465,000 term loan and had an outstanding balance of $390,000 due on the $1,200,000 term loan.


     The Company has, and expects to be able to continue to, meet its obligations to the Bank from cash generated from operations. As at December 31, 1996, the Company was in compliance with all of the covenants contained in its loan agreements.


     As a result of the above, in 1996 and 1995, $7,408,000 and $6,490,000, respectively, of cash was provided by the Company's financing activities. As a result of the Company's operations and equity financing activities, shareholders' equity increased $4,678,000 in 1996 over the comparable 1995 period.


     The Company continually seeks to broaden its product lines by various means, including through acquisitions. The Company intends to pursue only those acquisitions for which it will be able to arrange the necessary financing by means of the issuance of additional equity, the use of its cash or, through bank or other debt financing.


     The Company believes that it has the capacity for growth and that its working capital and internally generated funds, combined with its bank line of credit, the proceeds it has received from its public offerings, and from other sources of financing, will be sufficient to satisfy the Company's currently anticipated cash requirements on both a short-term and long-term basis.

Range of Stock Prices:

     Since April 8, 1996, the Company's Common Stock has traded on the NASDAQ National Market (Ticker Symbol: SEMX). Prior thereto, the Company's Common Stock was traded on the American Stock Exchange (Ticker Symbol: SEM).


     The prices of the Company's Common Stock for each quarter during 1996 and 1995 were as follows:

                         1996                  1995
                ------------------    ---------------------
                 High       Low        High       Low
                -------    -------    -------    ----------
1st Quarter     10-5/8      7-1/4     10-1/4       5-3/4
2nd Quarter     13-1/4      8-1/2     12-1/8       7
3rd Quarter     11-1/2      8-3/4     14-1/4      10-1/4
4th Quarter     17-7/8      9-1/4     11-5/8       9-15/16


     As of March 18, 1997 (the "record date") there were approximately 87 holders of record of the Company's Common Stock and approximately 4,464 beneficial holders. On March 18, 1997, the high and low bid price of the Common Stock was $8 3/8 and $8 per share, respectively. The Company paid no dividends on its Common Stock in 1996 or 1995.


     On February 18, 1994 the Company distributed redeemable warrants, without cost, to shareholders of record on February 8, 1994 (the "record date"). Each shareholder received one redeemable warrant to purchase one-half (1/2) share of the Company's Common Stock as of the record date. The redeemable warrants were listed on the American Stock Exchange under the ticker symbol: SEM.WS.. On January 24, 1995, the Company called its Common Stock purchase warrants for redemption. As of the redemption date, February 23, 1995, all but 98,918 purchase warrant were exercised and a total of 649,166 shares of the Company's Common Stock were issued pursuant to the exercise of the redeemable warrants. The prices of the Company's Redeemable Warrants for each quarter during 1995 was as follows:

                   1995
                 -------
                   High       Low
                 -------    ------
1st Quarter      2-7/16     1-3/4
2nd Quarter          --        --
3rd Quarter          --        --
4th Quarter          --        --

CORPORATE INFORMATION

Shareholders' Meeting:

The annual meeting of shareholders will be held on April 29, 1997 at 11:00 A.M. at the 101 Club, 101 Park Avenue, New York, New York.

Stock Listing:

The common stock of the Company is traded on the NASDAQ National Market Ticker
Symbol: SEMX

Additional Information:

A copy of the Company's Form 10-KSB filed with the Securities and Exchange Commission will be furnished on the written request of a shareholder. Requests should be forwarded to the Company, attention of the Secretary, 1 Labriola Court, Armonk, New York 10504.

Transfer Agent and Registrar:

CONTINENTAL STOCK TRANSFER AND TRUST CO.
2 Broadway, New York, New York 10004
Tel. (212) 509-4000

Independent Auditors:

GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
1185 Avenue of the Americas
New York, New York 10036
Tel. (212) 372-1000

Executive Offices:

1 Labriola Court
Armonk, New York 10504
Tel. (914) 273-5500

Major Subsidiaries:

AMERICAN SILICON PRODUCTS, INC.
15 Clarkson Street
Providence, Rhode Island 02908
Leonard F. Johnson, President
Tel. (401) 273-5858

INTERNATIONAL SEMICONDUCTOR PRODUCTS PTE LTD
12 Joo Koon Crescent
Singapore 629013
Dr. Freddy Goh, President
Tel. (65) 863-1500

POLESE COMPANY, INC.
10103 Carroll Canyon Road
San Diego, California 92131
Frank J. Polese, President
Tel. (619) 271-1993

RETCONN INCORPORATED
199 West Pearl Road
Torrington, Connecticut 06790
Daniel Schreck, President
Tel. (860) 489-1220

SILICON MATERIALS SERVICE, B.V.
Achterdijk 8, 5705 CB Helmond, Netherlands
Hans C. van Heiningen, President
Tel. (31) 492-551555